EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2010

Excluding interest on deposits
Income before income tax expense	$4,537

Fixed charges:
Interest expense	2,291
One-third of rents, net of income from subleases (a)	146

Total fixed charges	2,437

Add: Equity in undistributed loss of affiliates	29

Income before income tax expense and fixed charges, excluding capitalized interest	$7,003

Fixed charges, as above	$2,437

Ratio of earnings to fixed charges	2.87

Including interest on deposits
Fixed charges, as above	$2,437

Add: Interest on deposits	844

Total fixed charges and interest on deposits	$3,281

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$7,003

Add: Interest on deposits	844

Total income before income tax expense, fixed charges and interest on deposits	$7,847

Ratio of earnings to fixed charges	2.39

(a)	The proportion deemed representative of the interest factor.